UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice regarding Difference in Consolidated Financial Results for the Fiscal Year Ended March 31, 2022

Compared to March 31, 2021

Tokyo, May 16, 2022 — MUFG hereby announces that there has been a difference above designated percentage of Ordinary profits in the consolidated financial results for the fiscal year ended March 31, 2022 compared to those for the fiscal year ended March 31, 2021, disclosed on May 17, 2021.

1. Difference between financial results for the fiscal year ended March 31, 2022 and 2021

	Ordinary income	Ordinary profits	Profits attributable to owners of parent	Basic earnings per share
March 31, 2021 (A)	million yen	million yen	million yen	yen
	6,025,336	1,053,610	777,018	60.50
March 31, 2022 (B)	million yen	million yen	million yen	yen
	6,075,887	1,537,649	1,130,840	88.45
Increase (Decrease) ( B – A )	50,550	484,038	353,822	27.95
Increase (Decrease) ( % )	0.8	45.9	45.5	46.2

2. Reaseon for difference

Increase in ordinary profits mainly due to a decrease in provision for general allowance for credit losses and an increase in gains on sales of equity securities.

- End -

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,500 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Takeshi Ito

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp

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